UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

For annual reports of employee stock purchase, savings and similar plans pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission file number 1-5057

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville, IL 60563

OFFICEMAX

SAVINGS PLAN

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm)

December 31, 2010

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4j—schedule of reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 29, 2011

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Investments, at fair value:
Common collective fund	$152,680,939	$164,808,368
Registered investment companies	239,638,185	198,428,490
Self-directed investment accounts	15,835,676	13,247,255
OfficeMax Company Stock Fund	—	9,069,383
OfficeMax ESOP fund	32,060,951	37,741,436

Total investments at fair value	440,215,751	423,294,932
Participant loans	6,496,878	6,450,755
Receivables:
Other receivables	50,961	61,256

Total receivables	50,961	61,256

Net assets available for benefits, before adjustment	446,763,590	429,806,943

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	(5,913,664)	(3,468,054)

Net assets available for benefits	$440,849,926	$426,338,889

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:
Investment income:
Appreciation in fair value of investments	27,965,468
Interest income	4,482,144
Dividend income	7,253,922
Interest on participant loans	279,799
Contributions:
Employer, net of forfeitures	2,524,385
Participant, including rollovers	20,106,777
Proceeds from class action settlements	1,143,225

Total additions	63,755,720

Deductions:
Participant withdrawals	48,535,827
Transfer of assets to Puerto Rican Plan	376,178
Administrative expenses	332,678

Total deductions	49,244,683

Net change	14,511,037

Beginning balance per Statement of Net Assets Available for Benefits	426,338,889
Ending balance per Statement of Net Assets Available for Benefits	440,849,926

Net change	14,511,037

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

(1)	Description of Plan

The following brief description of the OfficeMax Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the Plan document for more complete information.

(a)	General

On December 31, 2004, OfficeMax Incorporated (the Company) merged the Boise Cascade Qualified Employee Savings Trust (QUEST), the Boise Cascade Corporation Retirement Savings Plan (RSP), and the OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan. During 2010, the Puerto Rico participants in the Plan were transferred to a new plan, the OfficeMax Puerto Rico Savings Plan (Puerto Rico Plan).

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of the Company, including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, RSP, or QUEST. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

The Plan is administered by the Company. The trustee is Vanguard Fiduciary Trust Company (VFTC) and Vanguard Group, Inc. (Vanguard) is the record keeper. The Plan is part of a bundled service arrangement through Vanguard with various investment options.

On January 1, 2010, the OfficeMax Company Stock Fund (Company Stock Fund), one of the Plan’s investment options, was transferred to a newly created OfficeMax Savings Plan Master Trust (Master Trust) as the sole asset of the Master Trust. The participating plans of the Master Trust were the OfficeMax Savings Plan and the newly created OfficeMax Puerto Rico Savings Plan. All participant investments in the Company Stock Fund were redirected to other investment options in the respective participating plans and the Company Stock Fund and the Master Trust were closed on October 1, 2010.

(b)	Participant Contributions

Participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of their eligible compensation. Contributions may only be made on a before-tax basis.

Contributions by duly elected officers of the Company or by highly compensated participants who have been classified as such for two or more consecutive years are restricted to 3% of eligible compensation. Contributions by highly compensated participants who have been classified as such for only one year are restricted to 7% of eligible compensation.

(c)	Company Match

Company matching contributions are made at the sole discretion of the Company.

No Company matching contributions were made from March 6, 2009 through July 8, 2010. In 2010, the Company authorized the reinstatement of Company matching contributions, and beginning July 9, 2010, the participants were eligible to receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, if any, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(e)	Vesting

A participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account, each defined under the Plan, are always 100% vested and non-forfeitable.

A participant’s Employer Account, defined in the Plan, and which contains any Company matching funds received by the participant, shall be 100% vested and non-forfeitable upon the earliest of: attaining age 65; completing three years of service with the Company; or death while employed by the Company.

(f)	Forfeitures

Upon a participant’s termination of employment, amounts not fully vested are forfeited upon the earlier of the date the terminated participant takes a distribution or experiences a one-year break in service. However, if the participant is reemployed prior to incurring five consecutive one-year breaks in service, such forfeiture shall be restored, without interest. Forfeited amounts may be used to reduce the amount of current Company contributions to the Plan, to restore forfeitures to eligible participants upon their reemployment or to pay administrative expenses of the Plan. Forfeiture amounts available as of the end of 2010 and 2009 were $303,791 and $142,387, respectively.

(g)	Investment Options

During 2010, participants were able to direct their contributions to any of the following investment options. Vanguard is the investment manager for each of these funds except for the OfficeMax Company Stock Fund and the VBO Vanguard Brokerage Option.

Vanguard 500 Index Fund

Vanguard Small-Cap Index Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Target Retirement Income Fund

Vanguard Target Retirement Fund 2005

Vanguard Target Retirement Fund 2010

Vanguard Target Retirement Fund 2015

Vanguard Target Retirement Fund 2020

Vanguard Target Retirement Fund 2025

Vanguard Target Retirement Fund 2030

Vanguard Target Retirement Fund 2035

Vanguard Target Retirement Fund 2040

Vanguard Target Retirement Fund 2045

Vanguard Target Retirement Fund 2050

Vanguard Target Retirement Fund 2055

Vanguard Retirement Savings Trust V

OfficeMax Company Stock Fund

Vanguard REIT Index Fund

VBO Vanguard Brokerage Option

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and mutual funds from other fund families. Investments will be made in accordance with guidelines in the Plan document; the Trust Agreement between VFTC, as trustee, and the Company; and in accordance with investment policies established by the Company.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and to transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

The Company Stock Fund ceased accepting new contributions or transfers effective July 1, 2010, and was discontinued as an investment option effective October 1, 2010. See Note 5, OfficeMax Savings Plan Master Trust, for additional information related to the discontinuation of the Company Stock Fund as an investment option.

The OfficeMax ESOP Fund (ESOP fund) is an additional financial component of the Plan. However, participants are not permitted to direct contributions to the ESOP fund. See Note 1(i), for additional information related to the ESOP Fund.

(h)	Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the brokerage option account, with a minimum loan amount of $1,000. For years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account, rollover account, and vested Company contribution account, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the brokerage option account, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005, participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the interest rate for all new participant loans is equal to the Prime Rate published by Reuters as of the first day of the calendar month in which the loan is issued plus 1% and is fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants of the Quest and RSP plans, the plan administrator determined the interest rate, which was based on prevailing market conditions and was fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants in the OfficeMax, Inc. Savings Plan, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1% and was fixed over the life of the loan. Interest rates on loans outstanding in the Plan at December 31, 2010 and December 31, 2009 ranged from 4.0% to 9.25%.

Participant loans are valued at amortized cost.

(i)	ESOP Fund

The ESOP Fund is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants described below. The ESOP Fund consists of Company matching contributions as described below; employees cannot invest any other contributions in the ESOP Fund.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to the participant accounts of participants who were hired on or before October 31, 2003 (except participants formerly in QUEST, RSP, or the OfficeMax, Inc. Savings Plan who were merged into the SSRP on December 31, 2004) in accordance with the terms of the ESOP Fund. Matching allocations were made to eligible participants’ ESOP Fund accounts in 2004. The Company made cash contributions to the ESOP Fund through 2004 which, when aggregated with dividends paid on the Preferred Stock held in the ESOP Fund, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, the proceeds of which had been used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

The Preferred Stock had an issue price of $45 per share and pays an annual dividend, in semiannual installments, of $3.31875 per share. The Preferred Stock can be converted by the Plan’s trustee at any time into OfficeMax Incorporated common stock (Common Stock or Company Common Stock) at a conversion ratio of .82168 share of Common Stock for each share of Preferred Stock, unless the dollar equivalent of the Common Stock to be granted is less than the $45 per share liquidation preference, in which case the dollar equivalent of the Common Stock to be granted must be equal to the $45 per share liquidation preference (i.e. conversion at the greater of the conversion ratio or the $45 per share liquidation preference.)

Holders of Preferred Stock in the ESOP Fund are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as one class. Participants invested in the ESOP Fund shall be entitled to one vote for each share of Preferred Stock allocated to them based on the amount of their investment in the ESOP fund.

The Company can redeem the Preferred Stock at any time at the greater of the conversion ratio or the $45 per share liquidation preference.

A participant may diversify any portion of the participant’s investment in the ESOP Fund, with the Preferred Stock being converted to Common Stock or cash at the greater of the conversion ratio or the $45 per share liquidation preference.

At December 31, 2010 and December 31, 2009, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed, as redemption at the conversion factor would yield an amount less than the $45 per share liquidation preference.

(j)	Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods, or may elect to defer distribution completely. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may elect to receive proceeds of a withdrawal from the ESOP Fund or from investments in Company Common Stock through their self-directed investment account in cash or in whole shares of Company Common Stock. Any fractional shares shall be distributed in cash. Prior to the discontinuation of the Company Stock Fund, participants were permitted to make the same election regarding withdrawals from the Company Stock Fund.

(2)	Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962 (formerly known as FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8, Fair Value Measurements, for a discussion of the fair value measurement of Plan investments.

Net gains (losses) from investments sold and net appreciation (depreciation) in fair value of investments are reflected in the statement of changes in net assets available for benefits and include realized gains and losses on investments bought and sold and the change in appreciation and depreciation from one period to the next, respectively. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(f)	Rollovers from Other Plans

During the plan year ended December 31, 2010, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan. These rollover contributions totaled $2,424,935.

(g)	Proceeds from Class Action Settlements

The Plan, or the funds in which the Plan has invested (investment funds), have at times held investments in common stock of companies that have been the subject of shareholder class action litigation. Upon settlement of litigation, the Plan receives cash proceeds which are then allocated to active plan participants based on their pro-rata participation in the Plan. During 2010, the Plan received $1,143,225 in cash proceeds from class action settlements.

(h)	Risk and Uncertainties

The Plan offers a number of investment options and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see Note 1(g)). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund which invests in securities of a single issuer. As of December 31, 2010, the Plan has no investment in Company Common Stock other than amounts held by the participants through the Vanguard Brokerage Option self-directed investment option.

(i)	New Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) issued guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted (NAV) or an equivalent measure as a practical expedient to estimate fair value. The guidance became effective for reporting periods beginning after December 15, 2009. The Plan adopted the guidance effective for the plan year ended December 31, 2010. Adoption did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In January 2010, the FASB issued updated guidance which clarified certain existing fair value disclosures and required a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) of and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The guidance became effective for reporting periods beginning after December 15, 2009 with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for fiscal years ending after December 15, 2010. The Plan adopted the guidance effective for the plan year ended December 31, 2010. Since the guidance only affects fair value measurement disclosures, adoption did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued updated guidance for reporting loans to participants in defined contribution benefit plans. The guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified separately from investments. The guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted the guidance effective for the plan year ended December 31, 2010. The adoption of the guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009.

(3)	Related Party Transactions

The Plan invests in shares of registered investment companies and a common collective fund managed by an affiliate of VFTC. As VFTC acted as trustee for Plan investments, transactions in such investments qualify as permitted party-in-interest transactions (as defined by ERISA) which are exempt from the prohibited transaction rules. The Company as the plan sponsor is also a related party. Plan investments in Company common and preferred stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

(4)	Puerto Rican Plan

During 2009, the Plan was amended to authorize the adoption of a separate plan effective January 1, 2010 for the Puerto Rico participants, the OfficeMax Puerto Rico Savings Plan (the “Puerto Rico Plan”), with the same rights and privileges provided for those participants in the OfficeMax Savings Plan. On January 4, 2010, the assets of the Plan attributable to Puerto Rico participants were spun off and transferred to the Puerto Rico Plan. The fair value of the assets transferred was $376,178.

(5)	OfficeMax Savings Plan Master Trust

The Master Trust was created on January 1, 2010 in order to facilitate transfer of the Puerto Rican participants’ investments in the Company Stock Fund from the OfficeMax Savings Plan into the OfficeMax Puerto Rico Savings Plan. The Company Stock Fund was transferred to the Master Trust on January 1, 2010 as the sole asset of the Master Trust. The participating plans of the Master Trust were the OfficeMax Savings Plan and the OfficeMax Puerto Rico Savings Plan. All participant investments in the Company Stock Fund were redirected to other investment options in the respective participating plans either by the participants before a pre-determined date or by the trustee after the pre-determined date. If transferred by the trustee, the investments were transferred to a pre-determined default investment option. The Company Stock Fund and the Master Trust were closed on October 1, 2010.

The OfficeMax Savings Plan, together with the OfficeMax Puerto Rico Savings Plan, participated in the Master Trust in proportion to its investment. The Plan’s interest in the Master Trust was held by the Trustee, VFTC.

All investment information included in the Master Trust and disclosed in the accompanying financial statements, including investment income and balances transferred was obtained or derived from information supplied to the plans’ administrator and certified as complete and accurate by the Trustee.

There are no net assets available for benefits in the Master Trust as of December 31, 2010.

Changes in the net assets available for benefits of the Master Trust for the year ended December 31, 2010 are as follows:

Additions:
Net appreciation in fair value of investments – OfficeMax common stock	$311,255
Other income	38,592
Transfer to the Master Trust from participating plans	9,494,862

Total additions	9,844,709

Deductions:
Transfers from the Master Trust to participating plans	9,844,709

Total deductions	9,844,709

Net change	$—

Beginning balance per Statement of Net Assets Available for Benefits	$—
Ending balance per Statement of Net Assets Available for Benefits	—

Net change	$—

Purchases and sales of securities are recorded on a trade-date basis.

(6)	Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

(7)	Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service (“IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the IRS issued the latest determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related Trust is tax exempt.

The Plan filed for a new determination letter in January 2011 and is awaiting a response from the IRS.

During 2009, the Plan covered participants who were residents of Puerto Rico. As such, a separate determination letter was required from the Puerto Rican Hacienda (Puerto Rican equivalent of the United States Internal Revenue Service) for qualification under the Puerto Rican Internal Revenue Code. The Plan received a favorable determination letter from the Puerto Rican Hacienda on April 2, 2009 indicating that the Plan was found to have been in compliance with the applicable requirements of the Puerto Rican Hacienda and, therefore, qualified as tax exempt.

(8)	Fair Value Measurements

The Plan’s investments are stated at fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Fully benefit-responsive investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. See Note 10, Vanguard Retirement Savings Trust V (Stable Value Fund), for further discussion of fully benefit-responsive investment contracts.

Other investments in the common collective fund: Other investments in the Vanguard Retirement Savings Trust V (the Trust), other than the fully benefit-responsive investment contracts, are valued using the net asset value (NAV) provided by Vanguard, the administrator of the Trust. The NAV is based on the value of the assets owned by the Trust, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the Trust is not. There are no imposed redemption restrictions on participants. However, there is a twelve month hold on any asset transfers out of the Trust by participating plans wishing to liquidate their entire investment in the Trust. In addition, new plans must be approved prior to entering the Trust. The Plan has no contractual obligations to further invest in the Trust. See Note 10, Vanguard Retirement Savings Trust V (Stable Value Fund), for a further description of the Trust.

Shares of registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Company common stock held by the Plan: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Series D Preferred Stock held by the ESOP component of the Plan: Valued at $45 per share, based on a third party appraisal, which considered the dividend yield, liquidation preference, conversion feature and other terms of the Preferred Stock.

Equities: Valued at the last quoted bid prices.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about market participants.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Common collective fund (1)	—	152,680,639	—	152,680,639
Registered investment companies:
Large-cap stock index fund	74,077,004	—	—	74,077,004
Money Market Fund	460,489	—	—	460,489
REIT index fund	6,488,993	—	—	6,488,993
Small-cap stock index fund	33,600,090	—	—	33,600,090
Balanced funds	72,081,694	—	—	72,081,694
Bond market index fund	23,918,979	—	—	23,918,979
International stock index fund	29,010,936	—	—	29,010,936
OfficeMax ESOP fund	—	—	32,060,951	32,060,951
Self-directed investment accounts:
Cash	—	—	—	—
U.S. government securities	255,557	—	—	255,557
Preferred corporate debt instruments	20,214	—	—	20,214
Preferred corporate stock	108,880	—	—	108,880
OfficeMax common stock	1,711,376	—	—	1,711,376
Common corporate stock (2)	7,731,057	—	—	7,731,057
Registered investment companies	6,008,593	—	—	6,008,593

Total Vanguard brokerage option	15,835,677	—	—	15,835,677

Total investments at fair value	$255,473,862	152,680,939	32,060,951	440,215,751

(1)	Vanguard Retirement Savings Trust V consists primarily of fully benefit-responsive investment contracts, but also includes $4.2 million of other investments.
(2)	There is no significant or material investment of common corporate stock in any one type of industry.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)		Valuation techniques based on observable market data (Level 2)		Valuation techniques incorporating information other than observable market data (Level 3)		Total
Common collective fund:	$		$		$		$
Other investments		—		31,604,428		—		31,604,428
Fully benefit-responsive investment contracts		—		133,203,940		—		133,203,940

Total Vanguard Retirement Savings Trust V		—		164,808,368		—		164,808,368

Registered investment companies		198,428,490		—		—		198,428,490
OfficeMax Company Stock Fund		9,069,383		—		—		9,069,383
OfficeMax ESOP fund		—		—		37,741,436		37,741,436
Self-directed investment accounts:
Cash		35,252		—		—		35,252
U.S. government securities		228,199		—		—		228,199
Common corporate stock		6,380,804		—		—		6,380,804
Registered investment companies		6,603,000		—		—		6,603,000

Total Vanguard brokerage option		13,247,255		—		—		13,247,255

Total investments at fair value		$220,745,128		164,808,368		37,741,436		423,294,932

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and 2009:

2010 ESOP Fund
Balance, beginning of the year	$37,741,436
Dividend income	2,395,842
Participant withdrawals	(3,495,725)
Transfers to other funds	(4,580,602)

Balance, end of the year	$32,060,951

2009 ESOP Fund
Balance, beginning of the year	$43,937,858
Dividend income	2,897,515
Withdrawals and transfers to other funds	(9,093,937)

Balance, end of the year	$37,741,436

The appreciation in fair value of investments reported in the statement of changes in net assets available for benefits related primarily to investments in registered investment companies.

(9)	Investments

The following table represents the fair value of investments as of December 31, 2010. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2010
Common collective fund:
Vanguard Retirement Savings Trust V*	152,680,939

Registered investment companies:
Vanguard 500 Index Fund*	74,077,004
Vanguard Prime Money Market Fund	460,489
Vanguard REIT Index Fund	6,488,993
Vanguard Small-Cap Index Fund*	33,600,090
Vanguard Target Retirement 2005 Fund	2,539,119
Vanguard Target Retirement 2010 Fund	4,631,585
Vanguard Target Retirement 2015 Fund	11,882,581
Vanguard Target Retirement 2020 Fund	11,133,429
Vanguard Target Retirement 2025 Fund	11,158,177
Vanguard Target Retirement 2030 Fund	10,567,180
Vanguard Target Retirement 2035 Fund	8,182,611
Vanguard Target Retirement 2040 Fund	4,707,436
Vanguard Target Retirement 2045 Fund	3,160,665
Vanguard Target Retirement 2050 Fund	1,174,376
Vanguard Target Retirement 2055 Fund	367
Vanguard Target Retirement Income	2,944,168
Vanguard Total Bond Market Index Fund*	23,918,979
Vanguard Total International Stock Index Fund*	29,010,936

239,638,185

OfficeMax ESOP fund*	32,060,951

Self-directed investment accounts:
Cash	—
U.S. government securities	255,557
Preferred corporate debt instruments	20,214
Preferred corporate stock	108,880
OfficeMax common stock	1,711,376
Common corporate stock	7,731,056
Registered investment companies	6,008,593

15,835,676

Total investments at fair value	440,215,751
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	(5,913,664)

Total investments available for benefits	434,302,087

The following table represents the fair value of investments as of December 31, 2009. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2009
Common collective fund:
Vanguard Retirement Savings Trust V*	$164,808,368

Registered investment companies:
Vanguard 500 Index Fund Investor Shares*	67,909,839
Vanguard Prime Money Market Fund	734,597
Vanguard REIT Index Fund Investor Shares	4,441,121
Vanguard Small-Cap Index Fund Investor Shares*	26,734,643
Vanguard Target Retirement 2005 Fund	2,077,565
Vanguard Target Retirement 2010 Fund	4,678,337
Vanguard Target Retirement 2015 Fund	9,583,285
Vanguard Target Retirement 2020 Fund	8,780,879
Vanguard Target Retirement 2025 Fund	7,478,558
Vanguard Target Retirement 2030 Fund	7,102,713
Vanguard Target Retirement 2035 Fund	5,691,748
Vanguard Target Retirement 2040 Fund	3,227,533
Vanguard Target Retirement 2045 Fund	1,802,178
Vanguard Target Retirement 2050 Fund	613,804
Vanguard Target Retirement Income	2,229,269
Vanguard Total Bond Market Index Fund Investor Shares	19,836,543
Vanguard Total International Stock Index Fund*	25,505,878

198,428,490

OfficeMax Company Stock Fund	9,069,383
OfficeMax ESOP fund*	37,741,436

Self-directed investment accounts:
Cash	35,252
U.S. government securities	228,199
Common corporate stock	6,380,804
Registered investment companies	6,603,000

13,247,255

Total investments at fair value	423,294,932
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	(3,468,054)

Total investments available for benefits	$419,826,878

(10)	Vanguard Retirement Savings Trust V (Stable Value Fund)

The Vanguard Retirement Savings Trust V (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts). These Contracts were reported at estimated fair value as determined by the investment manager. The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2010 and 2009.

These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions to the Plan, (3) employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio.

During the year ended December 31, 2010, the average annual yield earned by the Vanguard Retirement Savings Trust V was 3.36% and the average annual yield paid to participants was 3.01%. During the year ended December 31, 2009, the average annual yield earned by the Trust was 3.15% and the average annual yield paid to participants was 2.86%. Average annual yields are reported as of the Trust’s fiscal year end.

(11)	Plan Amendments

During 2010, the Plan was amended to authorize the removal of the Company Stock Fund as one of the Plan’s investment funds and to update Plan language regarding participants’ investments in OfficeMax Common Stock.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and December 31, 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per financial statements	$440,849,926	$426,338,889
Adjustment to fair value from contract value for interest in a common collective fund relating to fully benefit-responsive contracts	5,913,664	3,468,054
Participant loans deemed distributed	(5,550)	(3,737)

Net assets available for benefits per the Form 5500	$446,758,040	$429,803,206

Net change in net assets available for benefits per the financial statements	$14,511,037	$32,525,854
Adjustment to fair value from contract value for interest in a common collective fund relating to fully benefit-responsive contracts	2,445,610	5,844,829
Participant loans deemed distributed	(1,813)	(3,737)

Net change in net assets available for benefits per the Form 5500	$16,954,834	$38,366,946

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

ERISA rules require that loans for which participants have stopped making payments are to be deemed distributed to those participants for purposes of filing the Form 5500. This requires that net assets available for benefits be reported net of participant loans deemed distributed as of year-end, and that changes in net assets available for benefits be reduced by participant loans deemed distributed during the year. Therefore, participant loans deemed distributed represents a reconciling item.

Schedule I

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common collective fund:
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V, at fair value	$146,767,275	$152,680,939
	Registered Investment Companies:
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund Investor Services	73,226,583	74,077,004
Vanguard Fiduciary Trust Company*	Vanguard Prime Money Market Fund	460,489	460,489
Vanguard Fiduciary Trust Company*	Vanguard REIT Index Fund Investor Services	5,987,337	6,488,993
Vanguard Fiduciary Trust Company*	Vanguard Small-Cap Index Fund Investor Shares	27,650,581	33,600,090
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2005 Fund	2,492,625	2,539,119
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2010 Fund	4,367,609	4,631,585
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2015 Fund	11,266,619	11,882,581
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2020 Fund	10,496,537	11,133,429
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2025 Fund	10,489,131	11,158,177
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2030 Fund	9,808,155	10,567,180
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2035 Fund	7,646,710	8,182,611
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2040 Fund	4,325,195	4,707,436
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2045 Fund	2,859,490	3,160,665
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2050 Fund	1,055,132	1,174,376
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2055 Fund	353	367
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement Income	2,820,488	2,944,168
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund Investor Shares	23,263,263	23,918,979
Vanguard Fiduciary Trust Company*	Vanguard Total International Stock Index Fund	28,086,317	29,010,936

OfficeMax Incorporated*	OfficeMax ESOP fund	26,566,805	32,060,951

Vanguard Fiduciary Trust Company*	Self-Directed Investment Accounts: Vanguard Brokerage Option	14,438,400	15,835,676

Participants*	1,474 loans to participants, varying maturity dates through December 24, 2015, interest rates ranging from 4.0% - 9.25%	6,496,878	6,496,878

	Total investments and participant loans	$420,571,972	$446,712,629

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule II

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year ended December 31, 2010

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Vanguard Fiduciary Trust Company*	Vanguard Retire Svgs Trust V	$17,127,065			$17,127,065
Vanguard Fiduciary Trust Company*	Vanguard Retire Svgs Trust V		$31,520,922	$31,520,922	$31,520,922	$—

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson Chair, Retirement Committee

Date: June 29, 2011

OFFICEMAX

SAVINGS PLAN

Filed with the Report

on Form 11-K for the Plan Year Ended

December 31, 2010

Index to Exhibits

Reference	Description	Page number
Exhibit 23	Consent of Independent Registered Public Accounting Firm Dated June 29, 2011	22